Exhibit 99.4

MAGNA INTERNATIONAL INC.

HEALTH AND SAFETY AND ENVIRONMENTAL COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Health and Safety and Environmental Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of health, safety and environmental (“HS&E”) matters delegated to it by the Board.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.                                       The Board has delegated to the Committee the responsibility for the following matters:

Policies and Procedures

(a)                                  HSE Policies: reviewing the HS&E policies, procedures and programs of the Corporation having regard to statutory and regulatory requirements, industry best practices, the Corporation’s Health, Safety and Environmental Policy (the “Policy”) and Employee’s Charter and making recommendations to the Board and Executive Management from time to time with respect to enhancements or improvements to such policies, procedures and programs.

(b)                                 Departmental Resources: reviewing the organization of, and the communication procedures implemented by, the Health and Safety and Environmental Departments (the “Departments”) with a view to assessing whether HS&E policies and procedures are being effectively implemented and enforced throughout the Corporation and its subsidiaries on a global basis.

HS&E Compliance

(c)                                  Compliance Oversight: meeting with representatives of the Departments to receive and review quarterly and annual reports on the HS&E performance of the Corporation and its subsidiaries, including such items as:

•                                          the results of internal compliance reviews, audits and/or inspections prepared by or on behalf of the Departments;

•                                          material non-compliance with regulatory requirements or internal policies, procedures and programs of the Corporation; and

•                                          the status of remediation projects and corrective action plans and any significant new developments related thereto.

(d)                                 Regulatory Requirements: monitoring and making recommendations to the Board with respect to existing and proposed regulatory requirements and legislation which may have a material impact on the Corporation’s business and operations as well as the duties and responsibilities imposed on the Board.

HS&E Risks and Liabilities

(e)                                  Litigation & Regulatory Actions: monitoring the status of material litigation and regulatory proceedings related to HS&E matters, together with the actions implemented by Executive Management and/or the Departments to address such issues.

(f)                                    HS&E Liabilities: reviewing and reporting to the Audit Committee any potential material liabilities for HS&E matters, including litigation, regulatory penalties and remediation costs, and satisfying itself as to the adequacy of financial provisions or reserves established in respect of such liabilities.

Reporting to Board

(g)                                 Annual Report: reporting to the Board at least annually with respect to the Committee’s activities in respect of each fiscal year.

Size, Composition and Independence

2.                                       Size: The Committee shall be composed of not less than two (2) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Nominating Committee. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.                                       Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators.

4.                                       Independent Advisors: The Committee may retain and compensate such outside legal or other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.                                      Role of Chairman: The Chairman of the Committee shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Chairman shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.                                       Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of the Committee and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.                                       Meetings: The Committee shall meet at least quarterly to carry out its duties and responsibilities. Regular meetings of the Committee shall be called by the Chairman of the Committee, and additional meetings may be called by any member of the Committee, the Chairman of the Board, Lead Director, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.                                       Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.                                       Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

•                                          the Committee Chairman and each member of the Committee;

•                                          the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation;

•                                          the most senior officer(s) directly responsible for the Departments; and

•                                          any other person whose attendance is deemed necessary or advisable by the Chairman of the Committee.

10.                                 Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

•                                          any employee of the Corporation, including staff of the Departments; and/or

•                                          any advisors to the Corporation (including any advisors retained by the Committee),

as well as the right to inspect all applicable books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters within the Committee’s mandate with any of the foregoing.

11.                                 Meeting Agendas: The Committee Chairman shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.                                 Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.                                Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members at any time, both such members shall constitute a quorum.

Delegation of Responsibility

14.                                 Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Chairman of the Committee, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.                                 Annual review: The Committee shall annually review this Charter and recommend to the Corporate Governance and Compensation Committee of the Board such changes as it deems advisable.

Board  Approved:   March 22, 2011